UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Lions Gate Entertainment Corp.
(Name of Subject Company)

Lions Gate Entertainment Corp.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

535919203
(CUSIP Number of Class of Securities)

Wayne Levin, Esq.
EVP, Corporate Operations, and General Counsel
Lions Gate Entertainment Corp.
2700 Colorado Ave., Suite 200
Santa Monica, California 90404
Telephone: (877) 848-3866
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

James Cole, Jr., Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”), filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on August 2, 2010, and amended on August 9, 2010 and August 12, 2010, by Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia (“Lionsgate” or the “Company”). The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, 7508921 Canada Inc., a corporation governed by the laws of Canada, Carl C. Icahn and Ronald G. Atkey, in his capacity as the sole trustee of the LGE Trust, to purchase up to all of the outstanding common shares, without par value, of Lionsgate (the “Shares”).

The information in the Schedule 14D-9, as amended prior to the date of this Amendment No. 3, is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following before the third to last full paragraph in the section entitled “Tender Offer”:

On August 31, 2010, the Offeror announced in a press release and an amendment to its Schedule TO that it was increasing the Offer Price to U.S. $7.50 per share in cash (references herein to the “Offer Price” shall mean this increased amount, and references to the “Offer” shall mean the Offer as revised). The Offeror also announced the following two additional conditions to the Offer:

•	there shall have been properly and validly deposited under the Offer and not withdrawn that number of Shares which, together with the 44,642,069 Shares owned by the Offeror, constitutes at least 50.1% of the Shares outstanding at the expiry time of the Offer; and

•	a court of competent jurisdiction shall have issued a final, binding and irrevocable order that is not subject to further appeal (i) rescinding in all respects each of the Exchange, the Notes Sale and the Conversion (as each term is defined below) or (ii) converting all of the Shares issued pursuant to the Conversion into a new class of non-voting common shares, and this conversion having occurred in accordance with such order (in which case such non-voting shares would not be eligible to be tendered into the Offer), with such order (in the case of either (i) or (ii)) being otherwise satisfactory to the Offeror, acting reasonably.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of certain conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section entitled “Solicitation or Recommendation” with the following:

After careful consideration, including a thorough review by the Board, in consultation with its financial and legal advisors, of the terms and conditions of the Offer, the Board, by unanimous vote of the directors present at a meeting held on September 7, 2010 determined that the Offer is not in the best interests of Lionsgate, its shareholders and other stakeholders.

Accordingly, for the reasons described in more detail below, the Board recommends that Lionsgate’s shareholders reject the Offer and NOT tender their Shares to the Offeror in the Offer. Please see “— Reasons for Recommendation” below for further detail.

If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or Lionsgate’s information agent, MacKenzie Partners, Inc. (“MacKenzie”), at the address, phone number and email address below:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Telephone: (800) 322-2885 (Toll-Free)
(212) 929-5500 (Collect)
Email: Lionsgate@mackenziepartners.com

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following to the end of the section entitled “Background of the Offer”:

On July 20, 2010, as previously disclosed by the Company on a Current Report on Form 8-K filed with the SEC on July 21, 2010, the Company entered into a Refinancing Exchange Agreement with Kornitzer Capital Management, Inc. to exchange certain of convertible notes (the “Exchange”) of its wholly owned subsidiary. Also on July 20, 2010, following the execution of the Exchange, Kornitzer Capital Management, Inc. entered into a Purchase Agreement and sold the notes it received to MHR Institutional Partners III LP (the “Notes Sale”). Dr. Mark Rachesky, a director of the Company, is the managing member of MHR Institutional Partners III LP’s general partner. Neither the Company nor LGEI was a party to the Notes Sale. Also on July 20, 2010, after the consummation of the Notes Sale, MHR Institutional Partners III LP exercised the conversion rights under the new notes and the new notes were converted in full into 16,236,306 Shares (the “Conversion”).

The Exchange was on arms-length terms and was not conditioned on the Notes Sale by Kornitzer Capital Management, Inc. to MHR Institutional Partners III LP or the Conversion by MHR Institutional Partners III LP. Each of the parties to the Exchange, the Notes Sale and the Conversion made an independent decision with respect to engaging in the transaction or transactions to which it was a party. The Exchange was not part of a pre-arranged series of transactions to issue shares to MHR Institutional Partners III LP or any other entity affiliated with Dr. Rachesky.

The Company may, from time to time, consider additional deleveraging transactions, including additional conversions of convertible securities and other debt and equity transactions, in all cases subject to and in accordance with applicable rules, regulations and stock exchange listing requirements.

On August 9, 2010, certain members of the Icahn Group announced that the Offer was extended to 8:00 p.m. New York time on October 22, 2010.

On August 31, 2010, certain members of the Icahn Group announced that the Offeror had amended the Offer as described under “Notice of Change to Directors’ Circular” of this Notice of Change. On that same day, Lionsgate issued a press release recommending that shareholders take no action in response to the amended Offer and informing shareholders that the Board, consistent with its fiduciary duties and in consultation with its financial and legal advisors, would review the amended Offer and make its recommendation to shareholders.

On September 1, 2010, the Special Committee of the Board met to discuss the Offer, the litigations initiated by Icahn and related matters.

On September 7, 2010, the Board met with its financial and legal advisors as well as the Company’s management. The Board considered presentations from its legal advisors and discussed the potential responses to and courses of action in the context of the Offer and the amended terms of the Offer, including the additional conditions, the adjustment to price and the absence of changes to other terms of the Offer. The Board also considered and discussed, among other things, presentations from management regarding their views on the amended terms of the Offer and the other business and strategic initiatives that are being pursued by the Company. The Board discussed with management the Company’s business plan, including the strong results of the Company’s recent theatrical releases and critical success enjoyed by the Company’s television productions. The Board also considered and discussed presentations by Morgan Stanley, the Company’s financial advisors and Perella Weinberg, the Special Committee’s financial advisor. The presentation by Morgan Stanley reviewed the terms of the latest Offer and provided an update on strategic factors relevant to Lionsgate. The presentation by Perella Weinberg reviewed the terms of the latest Offer, recent trading history of the Shares, a summary of analyst targets for the Shares and a brief overview of broader market and industry indicators. Following this discussion and further deliberation, the Board determined, by unanimous vote of the directors present, to recommend that shareholders reject the Offer and not tender any Shares pursuant to the Offer.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the section entitled “Reasons for the Recommendation” with the following:

After careful consideration, including a thorough review by the Board, in consultation with its financial and legal advisors, of the terms and conditions of the Offer, the Board, by unanimous vote of the directors present at a meeting held on September 7, 2010, determined that the Offer is not in the best interests of Lionsgate, its shareholders and other stakeholders, and recommends that shareholders reject the Offer and not tender their Shares into the Offer.

The Board took into account numerous factors in reaching its determination including, but not limited, to the reasons set forth below:

•	The Offer is highly conditional. The Offer is highly conditional for the benefit of the Offeror and we do not control waiver of the conditions to the Offer, resulting in substantial uncertainty for shareholders as to whether, and if so when, the Offer would ever be completed. In addition to the numerous conditions in the previous Offer, the recent amendment added a new condition requiring a court of competent jurisdiction to have issued a final, binding and irrevocable order that is reasonably satisfactory to the Offeror and not subject to further appeal and that rescinds in all respects each of the Exchange, the Notes Sale and the Conversion, or converts all of the Shares issued pursuant to the Conversion into a new class of non-voting common shares. We believe that there is no basis for such an order, nor can we control whether this condition to the Offer will be satisfied.

In addition, the Offeror has not eliminated any of the other conditions of the Offer, which are numerous and some of which were not met as of the commencement of the Offer. The Icahn Group has not waived these conditions and has expressly reserved the right to terminate based on these conditions. Even if these conditions were expressly waived, each of the numerous conditions to the Offer must be satisfied or waived before the Offeror would be obligated to take up any Shares deposited under the Offer. The Offer provides the Offeror with broad discretion to determine whether the conditions have or have not been satisfied. For example, the Offeror can decide not to proceed with the Offer if there is any change or development that has occurred or been threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations, or the prospects for the business of Lionsgate which is outside the ordinary course of business.

•	Lionsgate continues to successfully execute its business plan and build its momentum. Lionsgate’s recent theatrical releases have performed strongly — The Expendables, which was the number one movie in North America for two straight weeks in August 2010, has grossed approximately $94 million box office to date, and The Last Exorcism, which was the number two movie in North America for the August 30,

2010 weekend, has grossed approximately $34 million box office to date. In addition, Kick-Ass, which itself grossed nearly $50 million domestically and $100 million worldwide during its theatrical run, debuted at number one on the DVD sales chart upon its release to DVD, Blu-ray and digital download.

Additionally, Lionsgate’s television slate earned a studio record 26 Emmy® nominations in 2010. At the 2010 Emmy Awards, Lionsgate’s acclaimed AMC drama “Mad Men” won its third consecutive Emmy for Outstanding Drama Series, as well as an Emmy for Outstanding Writing for a Drama Series (Matthew Weiner and Erin Levy). Lionsgate’s hit Showtime comedy “Nurse Jackie” also won for Lead Actress in a Comedy Series (Edie Falco). Additionally, at the Creative Arts Emmys, “Weeds” took home the prize for Cinematography for a Half-Hour Series, “Mad Men” the awards for Casting for a Drama Series and Hairstyling for a Single Camera Series and “Nurse Jackie” picked up the trophy for Original Main Title Theme Music.

These strong recent results underscore the success of the Company’s strategy to continue to achieve strong and consistent growth from its diversified portfolio of businesses and increases its confidence in future performance.

•	The Offer is structured to unfairly pressure shareholders to tender. From the first time Lionsgate responded to the First Tender Offer, the Board has been concerned that the Offer not be structured in a manner that is coercive or applies unfair pressure on shareholders to accept the Offer. It is of paramount importance to the Board that Lionsgate’s shareholders be able to make a simple, value-based decision on whether to tender their Shares, and not be subject to a creeping bid, a partial bid or other means that result in coercive or unfair attempts to take over the Company without affording all shareholders the opportunity to sell their Shares for fair value. The Icahn Group’s First Tender Offer failed to meet these criteria in a number of respects, as does this Offer. The Icahn Group has created a structure for this Offer that can be expected to coerce or pressure shareholders to tender even if they believe, as the Board does, that the Offer is not in their best interests.

In particular, a shareholder may be unfairly pressured to tender for fear of being left with Shares after the Company has been damaged by the Icahn Group’s control or potential credit defaults rather than any belief that the Offer is adequate. Since each individual shareholder generally is making its own decision, these impacts become a self-fulfilling prophecy — the threat of debt acceleration or negative control drives shareholders to tender despite their view of value. Key features that were eventually included in the First Tender Offer that protected against such an outcome, including a non-waivable minimum tender condition and a subsequent offering period, have not been included in the Offer.

Accordingly, the Board believes that the Offer is fundamentally unfair to Lionsgate shareholders and deprives them of the ability to make a meaningful, value-driven decision.

•	The Offer does not reflect the full fundamental and strategic value of Lionsgate. Over the past ten years, Lionsgate, under the direction of the Board, has developed and executed a disciplined three-phase strategic plan to create and build a diversified media business and generated significant shareholder value:

•	Phase I began by accumulating valuable film and television libraries and expanding Lionsgate’s motion picture business through the creation and distribution of film content including. Most recently, Lionsgate has entered into multi-year distribution deals with Francis Ford Coppola’s Zoetrope Corporation, XStreamHD, which provides the delivery and distribution of full HD entertainment directly to the home, and Exclusive Media Group’s Newmarket Films.

•	During Phase II, the strategy focused on building a successful and fast growing television production and distribution business. As a consequence, today, Lionsgate is one of the leading supplier of cable programming with 15 shows on ten different networks spanning production, distribution and syndication. The Company’s efforts have yielded numerous critically acclaimed and successful shows including “Mad Men”, “Weeds”, “Nurse Jackie”, and “Blue Mountain State,” all of which have been picked up for subsequent seasons on leading networks and, as mentioned above, garnered 26 nominations and won seven Emmys at the 2010 Emmy Awards. The Company has further diversified its slate into broadcast television with the new comedy series “Running Wilde”, premiering on Fox Broadcasting on September 21, 2010. Additionally, using the unique model created by the Company’s subsidiary, Debmar-Mercury, LLC, for “Tyler Perry’s House of Payne” and “Meet the Browns,” Turner Broadcasting System has ordered 90 episodes of the Joe Roth and Ice Cube series “Are We There Yet?”.

•	As part of the ongoing Phase III of the strategic plan, the Company continues expanding into domestic and international cable assets and new media platforms including TV Guide Network, EPIX, FEARnet, Break Media, and Tiger Gate.

To date, EPIX has concluded carriage agreements with seven distributors, including with Verizon FiOS, Cox Communications, Charter Communications, Inc., Mediacom Communications, the National Cable and Telecommunications Cooperative, and DISH Network L.L.C., and is available to consumers in over 30 million homes. Additionally, in August 2010, EPIX announced an agreement with Netflix, Inc. (“Netflix”), through which Netflix members can instantly watch an array of new releases and library titles from EPIX streamed over the Internet from Netflix, beginning on September 1 and including movies from Paramount Pictures Corporation, Lionsgate and Metro-Goldwyn-Mayer Studios Inc.

Moreover, on October 1, 2010, FEARnet will launch as a linear high definition channel, and recently named former Lionsgate executive Peter Block, one of the most accomplished industry executives in the horror/thriller space, to be its Chief Executive Officer.

Lionsgate’s business plan has been validated by the support of partners including JPMorgan’s One Equity Partners in TV Guide Network, Comcast Corporation and Sony Pictures Entertainment, Inc. in FEARnet, Viacom, Inc. and Metro-Goldwyn-Mayer Inc. in EPIX, Saban Capital Group in Tiger Gate and StudioCanal in Lionsgate’s international businesses.

By pursuing this three-phase strategic plan, Lionsgate has generated shareholder returns above those of industry peers and the broader market over the past ten years. Since the beginning of 2000, when the current management team joined the Company, Lionsgate stock has appreciated by 196%. In comparison, over the same timeframe, the S&P 500 declined 26% and the S&P 500 Media Index declined 50%.1 In addition, Lionsgate has achieved and sustained substantial revenue growth during the same time period, with revenues growing from $183 million in fiscal 2000 to $1.6 billion in fiscal 2010. The

1 From January 3, 2000 — September 1, 2010. Source: Factset.

Board and management team expect that by expanding and diversifying the Company’s content offering further, Lionsgate should continue to outperform its peers and the broader market.

Moreover, as part of Lionsgate’s disciplined growth plan and in an effort to generate the most value for shareholders, the Company manages overhead carefully. The Company’s fiscal 2010 overhead to motion picture and television production revenue of 7.6%, was one of the lowest in the industry (excluding TV Guide, stock based compensation and corporate defense charges). Indeed, Lionsgate was cited in April 2010 as the most efficient company in the entertainment industry measured by revenue per employee.2

•	The timing of the Offer is opportunistic. The Offeror has timed its offer to exploit the challenging macro-economic operating environment currently impacting the media industry. Film and television library values are also currently being pressured in the short term by the numerous studio assets presently on the market. In addition, the Offer does not reflect the significant value that recent Lionsgate investments, such as TV Guide Network and EPIX, are poised to create for Lionsgate’s shareholders.

•	Lionsgate is well positioned to outperform. Lionsgate is well positioned to continue to outperform and deliver value to its shareholders by taking advantage of its world-class media platform which leverages creation, production and distribution across diverse channels. Lionsgate boasts one of its most promising upcoming slates with Buried, starring Ryan Reynolds, The Next Three Days, starring Russell Crowe, Elizabeth Banks and Liam Neeson, For Colored Girls Who Have Considered Suicide When the Rainbow is Enuf and Tyler Perry’s Madea’s Big Happy Family. Successful TV shows “Mad Men”, “Weeds”, “Nurse Jackie” and “Blue Mountain State” have all been picked up for subsequent seasons on leading networks (their sixth, fourth, third and second seasons, respectively). Moreover, Lionsgate platform leverages creation, production and distribution across diverse channels, which affords Lionsgate sustainable competitive advantages and positions the Company to capitalize on emerging opportunities. Today’s environment of fewer films and distributors provides Lionsgate an opportunity to grow its market share. On-demand transactions, accelerated release windows and the increasing popularity of the Blu-ray format continue to generate significant high-margin revenue and

2 Brian, Chip. “Lions Gate Entertainment is Among the Companies in the Movies & Entertainment Industry with the Highest Level of Efficiency.” Comtex SmarTrend. 14 April 2010.

growth opportunities for the Company. Finally, the Company has an opportunity to build on its strong platform by rolling up complementary assets at attractive valuations.

Lionsgate expects to generate an average of $100 million to $125 million of annual free cash flows in fiscal years 2013 through 2015, even before factoring in significant value and earnings potential from TV Guide Network, TVGuide.com, EPIX, FEARnet, Break Media and Tiger Gate.3

•	The acquisition by the Icahn Group of a majority or all of the outstanding Shares is an event of default under the Credit Facilities and could trigger financial obligations under its notes. The Credit Facilities both define a “change in control” to include, subject to certain limited exceptions, any person or group who acquires ownership or control in excess of 50% of Lionsgate’s equity securities having the power to vote in the election of the Board. The Credit Facilities provide that a “change in control” is an event of default that permits the lenders to accelerate the maturity of borrowings thereunder and to enforce security interests in the collateral securing such debt. As of September 6, 2010, Lionsgate had $220.5 million outstanding under the Senior Revolving Facility and borrowings of approximately $39.4 million outstanding under the 2009 Facility.

In addition, if the Credit Facilities were accelerated following an event of default that is not waived or cured, holders of the Convertible Notes and 10.25% Senior Secured Second-Priority Notes due 2016 issued by LGEI in October 2009 (the “10.25% Notes” and, together with the Convertible Notes, the “Notes”) would have the right to accelerate the debts thereunder. As of September 6, 2010, $236.0 million principal amount of the 10.25% Notes and $136.4 million aggregate principal amount of the Convertible Notes were outstanding. Another $79.9 million aggregate principal amount of the Convertible Notes are held by the Company and its subsidiaries.

The Notes define a “change in control” to include the acquisition of beneficial ownership, directly or indirectly, by any person or group of in excess of 50% of the voting stock of Lionsgate. Upon a “change in control,” the holders of the Notes would have the right to require LGEI to repurchase the principal amount of the Notes, plus accrued and unpaid interest, and in certain circumstances for the Convertible Notes, a make-whole premium. A “change in control” of the Notes would also result in a default under the Credit Facilities.

If the 50% change in control threshold is triggered, Lionsgate could be required to repay all amounts then outstanding under its Credit Facilities and Notes and would lose its primary source of liquidity to fund operations, which could materially and adversely impact Lionsgate and its shareholders.

Lionsgate has already obtained an amendment to the Credit Facilities in connection with the First Tender Offer, and cannot assure shareholders that it would be able to obtain a further amendment, forbearance or waiver of the default provisions of the Credit Facilities on reasonable terms, or that a replacement credit facility or other financing would be available on commercially reasonable terms, if at all. Additionally, certain other Lionsgate indebtedness may be accelerated in the event that there is a “change in control” under the Credit Facilities or as set forth in the applicable documentation.

•	Risks associated with the Icahn Group’s relative lack of industry experience. To the knowledge of Lionsgate, the Icahn Group has limited experience in operating a business in Lionsgate’s industry. Notwithstanding the Icahn Group’s lack of demonstrated experience in the media industry, the Icahn Group has stated that if its Offer is successful, it would replace the Board and top management of the Company, effectively taking over all of the business decisions of Lionsgate, including developing and green-lighting film and television projects, film and television acquisitions and marketing, and any decisions regarding any of the strategic acquisitions and opportunities that Lionsgate is currently considering. The Icahn Group even warned, in the First Tender Offer, of a “potentially volatile period of transition” resulting from its actions.

Neither the Icahn Group nor Mr. Icahn have articulated a clear plan or vision for Lionsgate other than that Lionsgate should not be producing movies or television programming and should limit itself to

3 See GAAP reconciliation on page 10.

distribution only. The facts are that (i) Lionsgate has achieved profitability on approximately 70% of its film releases over the past ten years, (ii) Lionsgate’s television business has grown from annual revenues of $8 million in fiscal 1999 to $351 million in fiscal 2010, and (iii) if Lionsgate did not produce movies or television programming, the Company would have no newly produced proprietary content to put through its distribution system, leaving Lionsgate primarily reliant on third parties and vulnerable to the vagaries of the acquisition market.

Accordingly, the Board recommends that shareholders reject the Offer and NOT tender their Shares pursuant to the Offer.

The foregoing discussion of factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. However, after weighing all of the various factors, the Board made its recommendation by unanimous vote of the directors present.

Reconciliation of Non-GAAP Measures Used Above

Free Cash Flow Target Reconciliation to GAAP Cash Flow from Operating Activities

	Year Ended
	March 31,
($000s)	2013 to 2015

Range of Net cash Flows Provided by (Used in) Operating Activities	$117,500	$142,500

Subtract

Purchase of Property and Equipment	(3,000)	(3,000)

Net Borrowings Under and (Repayment) of Production Obligations	(14,500)	(14,500)

Range of Free Cash Flow, as Defined	$100,000	$125,000

Free cash flow is defined as net cash flow provided by operating activities, less purchases of property and equipment and plus or minus the net increase or decrease in production obligations.

Free cash flow is a non-GAAP financial measure.

Intent to Tender

To the knowledge of Lionsgate after making reasonable inquiry, none of Lionsgate’s directors, executive officers, affiliates or subsidiaries currently intends to tender any Shares held of record or beneficially owned by such person pursuant to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the top of the table in the section entitled “Securities Transactions”:

		Number of		Nature of
Name of Person	Transaction Date	Shares	Price Per Share	Transaction

Joseph Drake	August 6, 2010	3,097	$6.64	Withholding of Shares(1)
Michael Burns	August 3, 2010	12,960	$6.72	Withholding of Shares(1)
Michael Burns	August 3, 2010	27,902	$0	Vesting of Equity Awards(2)
Jon Feltheimer	July 9, 2010	17,178	$6.76	Withholding of Shares(1)
Jon Feltheimer	July 9, 2010	36,982	$0	Vesting of Equity Awards(2)

(1)	Represents Shares withheld by Lionsgate to satisfy certain tax withholding obligations upon the vesting of restricted share units. Pursuant to the 2004 Plan and Lionsgate’s policies, Shares were automatically canceled to cover certain of the reporting person’s tax obligations. No Shares were sold by Lionsgate or the reporting person.

(2)	Amount includes restricted share units and/or restricted share performance units granted by Lionsgate pursuant to the terms of an employment agreement with the reporting person, which are payable in an equal number of Shares.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is further amended and supplemented by replacing the Section entitled “Legal Proceedings” with the following:

On July 23, 2010, the Offeror filed suit in the Supreme Court of British Columbia against Lionsgate, Dr. Rachesky, MHR Fund Management LLC and MHR Institutional Partners III LP (the “MHR Fund”) and Kornitzer Capital Management, Inc. The Offeror claims that Lionsgate’s July 20, 2010 press release describing the Exchange failed to comply with Lionsgate’s disclosure obligations under the British Columbia securities laws. According to the Offeror, “the actual and improper purpose” of the transactions “was to further entrench the Lions Gate board and management.” The Offeror further attacked the Board’s adoption of the Second Rights Plan, claiming that the affairs of Lionsgate are being conducted in a manner “oppressive” to its shareholders, and alleges that the directors have failed to act in good faith and with reasonable care. The Offeror seeks, among other things, orders (1) declaring that Lionsgate is oppressing its shareholders, (2) prohibiting the MHR Fund from transferring or voting its new Shares, (3) prohibiting Lionsgate from issuing any securities, (4) unwinding the July 20 transactions between the MHR Fund, Lionsgate, and Kornitzer Capital Management, Inc., and (5) compensating the petitioners.

The Offeror also sought an order from the BCSC on July 22, 2010 requiring that Dr. Rachesky, the MHR Fund, and their respective affiliates cease trading in any securities of Lionsgate until further order of the BCSC and that Lionsgate and each of its directors cease trading in any securities of Lionsgate until further order of the BCSC. The Offeror alleges that the Exchange was, among other things, an unlawful defensive tactic, and that the disclosures concerning the transactions violated applicable securities laws. The Offeror also sought a temporary order from the BCSC requiring that Dr. Rachesky, the MHR Fund and their respective affiliates cease trading in any securities of Lionsgate for 15 days after the date of the temporary order, and that Lionsgate and each of its directors cease trading in any securities of Lionsgate for 15 days after the date of the temporary order. A hearing on the request for a temporary cease trade order was held on July 28, 2010, and the BCSC determined to dismiss the Offeror’s application for a temporary cease trade order against Lionsgate and the MHR Fund.

On July 26, 2010, the Offeror filed suit in New York Supreme Court against Lionsgate, the Board, LGEI, Dr. Rachesky, the MHR Fund, MHR Institutional Advisors II LLC, MHR Institutional Advisors III LLC, and Kornitzer Capital Management, Inc. and its principal John C. Kornitzer. The Offeror claims, among other things, that the July 20, 2010 note exchange and the issuance of Shares to Dr. Rachesky’s fund constitutes

(1) breach of the July 9 Letter Agreement; (2) tortious interference with the July 9 Letter Agreement; and (3) tortious interference with prospective business relationships. The Offeror also claims that various of the defendants’ disclosures, including the July 20 press release, the July 21 Form 8-K and the July 21 Schedule 13D, omit material information relating to, among other things: the purpose of the July 20, 2010 note exchange, the terms of the transactions by which Dr. Rachesky and his investment fund increased their ownership stake in Lionsgate, and the fact that the issuance would allegedly subject Lionsgate to penalties from the NYSE. The complaint seeks, among other things, a preliminary and permanent in-junction rescinding the note exchange and share issuance; a preliminary injunction prohibiting all defendants from voting their shares in any election of directors or any other shareholder vote; and an award of compensatory and punitive damages to the plaintiffs.

On August 6, 2010, the British Columbia Supreme Court granted the Company’s request and scheduled a hearing on the Offeror’s claims that will commence on October 11, 2010 (the Offeror had requested that the Court set an earlier hearing date). In connection with the court’s ruling, the Company is not permitted to set a record date for its 2010 Annual General Meeting of Shareholders until the conclusion of the hearing of the Offeror’s claims, subject to Lionsgate’s right to apply to the court to set an earlier record date on 72 hours’ notice to the Offeror.

On August 26, 2010, the defendants in the New York Supreme Court action moved to dismiss, or in the alternative stay, the action in favor of the British Columbia Supreme Court proceedings. The defendants also moved to dismiss the complaint for failure to state a cause of action. Certain Lionsgate directors moved to dismiss for lack of personal jurisdiction.

Item 8 of the Schedule 14D-9 is further amended and supplemented by adding the following new section at the end of Item 8:

Additional Information

The Company pursues a strategy of reducing its total debt and improving its liquidity position in the normal course of business and as appropriate given its then-current capital position. The Company has taken a number of specific actions in furtherance of this strategy over the past several years, including, for example:

•	the repurchase by the Company of $9 million of outstanding convertible notes in December 2008;

•	the repurchase by the Company of an additional $79.9 million of outstanding convertible notes in December 2009;

•	the Refinancing Exchange undertaken by the Company in April 2009, pursuant to which noteholders exchanged $66.6 million in outstanding convertible notes for new notes which had both a lower conversion price and an initial put date that was three years later than the old notes; and

•	the Exchange.

The Company believes that these deleveraging transactions have benefited the Company and its shareholders, and have generally been received positively by the Company’s shareholders and others. For example, on September 1, 2010, Moody’s Investors Service upgraded the Company’s rating outlook to positive from stable, which Moody’s stated was “prompted by a combination of recent debt reduction via the conversion of senior subordinated notes to equity, better than expected operating performance, and management’s continuing focus on de-risking the balance sheet and improving credit metrics further.” The Company may, from time to time, consider additional deleveraging transactions, including additional conversions of convertible securities and other debt and equity transactions, in all cases subject to and in accordance with applicable rules, regulations and stock exchange listing requirements.

Forward-Looking Statements

Certain statements in this Statement may constitute “forward-looking” statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict.

Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Icahn Group, actions taken by shareholders in respect of the Offer, the possible effect of the Offer on Lionsgate’s business (including, without limitation, on the Credit Facilities and the Notes), the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films, budget overruns, limitations imposed by Lionsgate’s credit facilities, unpredictability of the commercial success of Lionsgate’s motion pictures and television programming, the cost of defending Lionsgate’s intellectual property, difficulties in integrating acquired businesses, technological changes and other trends affecting the entertainment industry, and the risk factors found under the heading “Risk Factors” in Lionsgate’s 2010 Annual Report on Form 10-K filed with the SEC on June 1, 2010, as amended in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010, which risk factors are incorporated herein by reference. As a result, these statements speak only as of the date they were made and Lionsgate undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements.

EXHIBITS

Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following exhibit to the exhibit list:

Exhibit
Number	Description

(a)(7)	Press release issued by Lionsgate, dated August 31, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By	/s/ James Keegan
Name:     James Keegan

Title:	Chief Financial Officer

Dated: September 8, 2010

ANNEX A

Conditions to the Offer

According to the Offer, notwithstanding any other provision thereof and subject to applicable law, the Icahn Group shall have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Shares deposited under the Offer unless each of the following conditions is satisfied or waived by the Offeror prior to the Expiry Time. Capitalized terms used in this Annex A and not otherwise defined in this Statement (including this Annex A) shall have the meanings ascribed to them in the Schedule TO.

•	there shall have been properly and validly deposited under the Offer and not withdrawn that number of Shares which, together with the 44,642,069 Shares owned by the Offeror, constitutes at least 50.1% of the Shares outstanding at the expiry time of the offer;

•	a court of competent jurisdiction shall have issued a final, binding and irrevocable order that is not subject to further appeal (i) rescinding in all respects each of the Exchange, the Notes Sale and the Conversion (as each term is defined below) or (ii) converting all of the Shares issued pursuant to the Conversion into a new class of non-voting common shares, and this conversion having occurred in accordance with such order (in which case such non-voting shares would not be eligible to be tendered into the offer), with such order (in the case of either (i) or (ii)) being otherwise satisfactory to the Offeror, acting reasonably.

•	all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including, among others, those required by any antitrust or foreign investment laws, and those of any stock exchanges or other securities or regulatory authorities) that, in the Offeror’s reasonable judgment, are necessary or desirable to complete the Offer, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable judgment;

•	there will not have occurred any actual or threatened change to the Tax Act or the regulations thereunder or the Code or the regulations thereunder, or to the administration thereof (including any proposal to amend the Tax Act or the regulations thereunder or the Code or the regulations thereunder or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change to the Tax Act or the regulations thereunder or the Code or the regulations thereunder, or to the administration thereof) that, in the reasonable judgment of the Offeror, directly or indirectly, has or may have a material adverse effect on the current or anticipated Canadian or U.S. tax position of any of Lionsgate or its entities because of an increase in taxes payable, a reduction of, or limitation on, available tax losses, tax credits or other tax attributes, or a loss of entitlement to claim (or a requirement to repay) any tax credits or similar tax incentives;

•	there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which has or would be reasonably likely to have a material adverse effect upon the general economic, financial, currency exchange or securities industries in the United States or Canada;

•	there shall not have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Canada;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada;

•	any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States or Canada;

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•	a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States or Canada or any attack on, or outbreak or act of terrorism involving the United States or Canada;

•	a material change in the United States, Canadian or other currency exchange rates or a suspension or a limitation on the markets thereof (as determined by the Offeror, acting reasonably); or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (as determined by the Offeror, acting reasonably);

•	the Offeror shall have determined, acting reasonably, that:

•	the board of directors of Lionsgate shall have redeemed all Rights or have waived the application of the Second Rights Plan to the purchase of Lionsgate Shares by the Offeror under the Offer;

•	a binding and non-appealable cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Lionsgate Shares upon the exercise of the Rights;

•	a court of competent jurisdiction shall have ordered that the Rights are illegal, of no force or effect or may not be exercised in relation to the Offer and such order shall have become non-appealable; or

•	the Rights and the Second Rights Plan shall otherwise have been held unexercisable or unenforceable in relation to the purchase by the Offeror of Lionsgate Shares under the Offer;

•	there shall not exist any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company or any of its entities prior to the date of the Offer with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States, including any prospectus, annual information form, financial statement, material change report, management proxy circular, press release or in any document so filed or released by the Company or its entities to the public (all of the foregoing, the “Prior Lionsgate Public Filings”) which is adverse to the Company and its entities;

•	there shall not have occurred since August 17, 2009, other than as has been Publicly Disclosed by Lionsgate, any change in the compensation paid or payable by the Company or its entities to their directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of termination of employment or change of control;

•	no preliminary or permanent injunction or other order of any domestic or foreign court, government or governmental authority or agency shall have been issued and shall remain in effect which:

•	makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Lionsgate Shares by the Offeror;

•	imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Shares, including the right to vote any Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Shareholders;

•	imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all deposited Shares which it accepts for payment; or

•	requires divestiture by the Offeror of any Shares;

•	there shall not be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any domestic or foreign court, government or governmental authority or agency, in any jurisdiction, which might, directly or indirectly, result in any of the consequences referred to in the paragraph immediately above;

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•	no change or development shall have occurred or been threatened since the date of the Offer to Purchase in the business, properties, assets, liabilities, financial condition, operations, results of operations, or the prospects for the business of Lionsgate which is outside the ordinary course of the Lionsgate business or may be materially adverse to Lionsgate, nor shall the Offeror have become aware of any fact that has not been previously Publicly Disclosed by Lionsgate that has or may have a material adverse effect on the value of the Shares;

•	no action or proceeding before any domestic or foreign court or governmental agency or other regulatory or administrative agency or commission shall have been threatened, instituted or pending by any Person challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer which has or if successfully asserted would be reasonably likely to have an adverse effect on the Offer, the Offeror or the Shareholders;

•	Lionsgate shall not have:

•	issued, become obligated to issue, or authorized or proposed the issuance of, any Lionsgate securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities, other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities the existence of which has been disclosed in the Prior Lionsgate Public Filings;

•	issued, become obligated to issue, or authorized or proposed the issuance of, any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares; or

•	declared or paid any distribution on the Shares; and

•	neither Lionsgate, nor its board of directors nor any of Lionsgate’s subsidiary entities nor any governing body thereof shall have authorized, proposed, agreed to, or announced its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets for consideration of more than U.S. $100 million, sale of all or substantially all of its assets or material change in its capitalization, or any comparable event not in the ordinary course of business.

According to the Offer, the foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any of the conditions (other than any intentional action or inaction by the Offeror giving rise to any such conditions) or may be waived by the Offeror in its reasonable discretion in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which the Offeror may have. The Offer states that each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The Offer further states that the failure by the Offeror at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted by the Offeror at any time and from time to time prior to the Expiry Time. Also according to the Offer, any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties; and if the Offeror waives any condition in respect of the Offer, the Offer will be extended for 10 business days from the date of such waiver.

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